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                 May 2, 2022

       Mark Manfredi
       Chief Executive Officer
       Ikena Oncology, Inc.
       645 Summer Street, Suite 101
       Boston, MA 02210

                                                        Re: Ikena Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 27,
2022
                                                            File No. 333-264517

       Dear Dr. Manfredi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Stephanie Richards,
Esq.